December 8, 2006

VIA EDGAR and OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Attn: Kathleen Collins
Accounting Branch Chief
Office of Commissioner
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Merge Technologies Incorporated
Form 10-K For the Year Ended December 31, 2005
File No. 001-33006

Dear Ms. Collins:

We are transmitting for your review the responses of Merge Technologies Incorporated (the “Company”, “we”, “us” or “our”) to the comments contained in the Staff’s letter to the Company dated November 21, 2006. For convenience of reference, we have reproduced the Staff’s comments in italics below, and included our response after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2005
Liquidity and Capital Resources, page 51

1.              We note a significant increase in deferred revenues and other assets at December 31, 2005, and a significant decrease in accounts receivable and deferred revenues at June 30, 2006. Explain the reasons underlying these material changes. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

As disclosed in the Company’s Report on Form 10-K (the “Form 10-K”) in Note 13 to the financial statements at page 102, and in the MD&A under “Net Sales” on page 45, the increase in deferred revenues for 2005 was primarily a result of the deferral of certain previously recognized revenues in connection with the restatement of our previously issued financial statements for the each of the reporting periods in 2002 through 2004. The increase in other assets primarily resulted from transactions in which our Cedara OEM business channel received equity securities issued by customers as partial payment for software licenses and / or services. These transactions are described in the financial statements in the supplemental disclosures of cash flow information section of the statement of cash flows on page 59 (Equity Securities Received in Sales Transactions) and Note 1(o) to the financial statements on page 64.

By June 30, 2006, accounts receivable had declined by approximately $8.4 million, due to cash collections of accounts receivable in the ordinary course of business,

impacted by decreased sales for the six months ended June 30, 2006, as described in the MD&A discussion of Net Sales on page 31 of the Company’s Report on Form 10-Q for the second quarter of 2006. Deferred revenue decreased during the first six months of 2006 due to recognition during the period of previously deferred revenue as a result of the factors identified as discussed in Note 1 on page 7 of the 10-Q.

We confirm to you that, at the times we filed our Form 10-K and Form 10-Q, our respective discussions in MD&A regarding liquidity and capital resources included all known trends, events or uncertainties, which are likely to impact future liquidity.

Financial Statements and Supplementary Data, page 55
Note 1. Basis of Presentation and Significant Accounting Policies, page 61.

2.               You state on page 2 of the business section that the Company’s sales strategy includes indirect sales through value-added-reseller channels. Clarify how you recognize revenue for sales through your reseller channel. Tell us if you offer any incentives and if so, how you account for them. Explain how your policy complies with SFAS 48, SOP 97-2 and SAB 104.

We recognize revenue from sales made by our OEM/VAR and international sales channel to value-added-resellers (“VARs”) as discussed in Item 1 “Business” of the Form 10-K (page 2) in accordance with SOP 97-2 and SFAS 48. We have included the term “VAR” along with “OEM” (Original Equipment Manufacturer) because customers of this type may view themselves falling within either category. However, as discussed on page 2, these customers consist of companies that develop, manufacture or resell medical imaging software or devices. When selling in this capacity, these customers embed our software into the software or device solution they sell to their end-users. (We believe the embedding approach followed by our OEM and VAR customers are much different than a typical VAR that is merely reselling goods.)

Revenue recognition for VARs is similar to that of OEMs, which is outlined in our revenue recognition policy, beginning on page 69 of the Form 10-K. In addition, we consider the nuances associated with revenue recognition for contracts with VARs as contemplated in SOP 97-2 and TPAs 5100.60 through 5100.65 (which we believe, although phrased in the context of end-users, should be considered as well for VARs) and TPA 5100.66.

We generally do not offer sales incentives to our VAR customers; rather, our agreements with our VARs typically establish a discount from our list price that the VAR uses when purchasing from us. The VAR has full discretion to set the sales price of the VAR’s software or device solution, if the VAR chooses to separately identify and price our software included in the VAR’s solution to its end-users. We believe we comply with SFAS 48 because our arrangements with VARs do not include any return or exchange rights at the discretion of the VAR. The statement in our revenue recognition policy on page 71 that we have a historical experience of a limited number of returns and our expectation that returns, if any, will be insignificant, also applies to VAR sales.

3.               Given your disclosure on page 20 that the Company has “had difficulty accurately estimating the number of days required to complete the consulting and installing services and, accordingly, accurately estimating the percentages of completion” clarify how you have concluded that your estimates are reliable for revenue recognition purposes. Tell us the significance of revisions to estimates for each fiscal year presented and the impact of those revisions on revenue reported in the period the estimate was recorded and the period in which it was revised. We may have further comments.

In arrangements where the customer deems the services to be essential, we apply SOP 81-1 and ARB 45, as modified by SOP 97-2. SOP 81-1, paragraph 24, states that for entities engaged on a continuing basis in the production and delivery of goods or services under contractual arrangements and for whom contracting represents a significant part of their operations, the presumption is that the company has the ability to make estimates that are sufficiently dependable to justify the use of the percentage-of-completion method of accounting. SOP 81-1 also states that persuasive evidence to the contrary is required in order to rebut or overcome the presumption that such entities possess the ability to estimate dependably. Also, as stated in paragraph 27 of SOP 81-1, the fact that circumstances may necessitate frequent revision of estimates does not indicate that the estimates are unreliable for the purpose for which they are used. Further, paragraph 83 of SOP 81-1 states: “Revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are changes in accounting estimates as defined in APB Opinion No. 20, Accounting Changes.” Under that Opinion and SOP 81-1, we utilize the cumulative catch-up method of accounting for changes, which method requires us to account for the change in estimate within the period of change, so that the balance sheet at the end of the period of change and the accounting in subsequent periods are as they would have been if the revised estimate had been the original estimate. Our revisions of estimates impacted revenue recognition associated with three of 21 contracts in 2005, seven of 33 contracts in 2004 and zero contracts in 2003, respectively, as these contracts required significant estimate revision when compared to the original contract estimate to complete.

On a periodic basis, but no less than annually, we perform an analysis of our “ability-to-estimate” based on contracts completed or substantially completed during the respective fiscal period. As of December 31, 2005, we believed that our ability to estimate continued to exist, based on our 2005 analysis of contracts accounted for under the percentage-of-completion method of contract accounting.

4.              Clarify for us your accounting for loss contracts under fixed-fee arrangements. Refer to SOP 81-1 and ARB 45 for guidance.

Historically, we have not had to account for loss contracts. The contracts which we account for under the percentage-of-completion method generally have substantial operating margins. As indicated in our response to comment 3 above, we utilize the cumulative catch-up method of accounting for changes. We know of no instances in which costs to fulfill a contract have exceeded total contract revenues or in which remaining costs to fulfill a contract exceeded remaining revenue to be recognized under the contract (due to the use of the cumulative catch-up method).

5.              For arrangements where you use contractual milestones, explain why you believe the achievement of contractual milestones (i.e., when revenues become billable under the contracted billing schedules) is a proper measure of progress under a contract. Refer to paragraph 90 of SOP 97-2.

To estimate progress under contracts accounted for under SOP 81-1 and ARB 45, we use the input method, comparing the amount of labor hours expended to date to the total labor hours expended to date plus estimated amount of labor hours to complete the project. We believe the input method is the most appropriate method for measuring progress towards completion as efforts-expended (i.e. labor hours incurred) is the most readily available and established unit of measurement. Often, output measures, such as contract milestones, do not exist in our contracts, which is yet another reason for our use of the input method. We did not use contractual milestones to estimate progress toward completion for any contracts accounted for during the periods covered by the Form 10-K and our financial statements included therein. In the sentence on page 71 of the Form 10-K, we intended to address how we recognize revenue for customers for whom we provide engineering services (which we began performing subsequent to our business combination with Cedara Software in June 2005) that we invoice, typically monthly, on a time-and-materials basis.

6.               Explain to us the nature of the elements included in the engineering services contracts accounted for under percentage of completion contract accounting. Tell us how you classify contract elements of hardware, software license product services and costs from those contracts on the face of the statement of operations following Rules 5-03.1 and 2 of Regulation S-X.

Engineering services contracts govern software engineering work that we perform for certain of our OEM customers (i.e., in lieu of the customer performing such software enhancement activities internally). Generally, such contracts contain only a single element, the engineering services, but no hardware sales or software licenses. We had no such contracts prior to our business combination with Cedara Software. Revenue from such contracts is classified within “Net Sales — Service and Maintenance” and costs associated with such contracts as classified within “Cost of Sales — Services and Maintenance.” Rule 5-03 of Regulation S-X requires separate illustration only when a category of revenue exceeds 10% of total sales. As engineering services revenue was not in excess of 10% of total 2005 net sales, we did not provide separate disclosure in our statement of operations.

7.               We note in your disclosure that vendor specific objective evidence (VSOE) of fair value for the maintenance portion of arrangements is based on the substantive renewal price of the maintenance (i.e., PCS) offered to customers, which may be stated in the contract, or for certain customer groups using the bell-shaped curve approach. Clarify for us, whether you apply a consistent methodology for determining VSOE of PCS for each sub-group of arrangements. Explain your methodology and assumptions used to determine VSOE of fair value using the bell-shaped approach. For instance, describe the process you use to evaluate information about the PCS rates charged and how you determine that the prices are sufficiently clustered within an acceptable range. Clarify for us, what the Company considers to be an acceptable range. We may have further comment.

During 2005, we employed two separate processes for contracting and order fulfillment for contracts entered into with end-user customers (one was performed in Milwaukee, WI, and the other in Burlington, MA, which operation we acquired effective June 1, 2005, as part of our business combination with Cedara Software). Contracts processed through Milwaukee included substantive stated renewal rates for PCS, which were consistently used as the basis for determining VSOE of fair value, while contracts processed through Burlington did not specify rates for follow-on years of PCS. This was primarily a result of the fact that the Burlington contracts offered two types of PCS: standard (we refer to the initial period as “Standard Warranty,” and to PCS provided thereafter as “Standard Service”) and a more comprehensive, “plus” coverage (initial period known as “Warranty Plus”, thereafter “Service Plus”). In order to receive Warranty Plus, we required a customer to pay an additional amount.

At the end of the warranty period (generally 12 months), a customer would enter into a service contract, and the price was based on a percentage of the overall list price of the software and hardware that the customer previously purchased. As a result, we consistently used the Bell-Shaped-Curve approach to determine the VSOE of fair value for PCS for these types of arrangements during 2005 (after June 1).

There were only two Service Plus PCS categories — where the list price was between $50,000 and $99,999 and where the list price was between $250,000 and $499,999 — that did not have an amount approaching 80% of the population within the +/- 15% of the median of such range. We reached this conclusion based on the following analysis:

The first step we performed when using the Bell-Shaped-Curve approach was to stratify all of our PCS sales transactions during 2005 into meaningful groups, based on type of PCS provided: 1) 24x7 phone support, 2) Standard Service, 3) Service Plus four or more years after the purchase of software and hardware, and 4) Service Plus. The difference between group 3 & 4 is that the standard Service Plus amount for group 3 is 22% (undiscounted) of list price (due to the fact that aged software and hardware after 4 years is more expensive to service), while for group 4 it is 18% of list price (undiscounted).

We then further reviewed the approach to offering our customers discounts on Service Plus, which is based on list price of the cumulative software and hardware purchases by our customers, from the standard Service Plus amount of 18% of list price. Since the amount of Service Plus quoted to our customers is based on list price of software and hardware, we used list price and the percentage of actual Service Plus renewal prices based on list price as the starting point for our analysis. We further segmented this group by cumulative software and hardware list price ranges based on the following reasons:

•                  List price up to $24,999 — purchase generally consists of a single software module and a single hardware product, no real reason to providing discount from standard 18% and in some cases, we have charged a premium, as recurring sales potential may be very low;

•                  List price $25,000 - $49,999 — purchase generally consists of a single, stand-alone workstation (or PACS server), unclear as to potential follow-on sales since customer could be only using as a workstation;

•                  List price $50,000 - $99,999 — purchase generally consists of a “mini-PACS” and represents entry point for customers that could have potential follow-on sales, which is the primary reason for varied Service Plus discounts from 18% standard;

•                  List price of $100,000 - $250,000 — our “sweet spot” of a full PACS solution for a single customer location, and as such represents the customer base on which we expend most of our service and support time (because customers in this category would generally have a full PACS solution, yet usually lack a sophisticated IT department), which is why the percentage increases from prior range;

•                  List price of $250,000 - $499,999 — full PACS solution across multiple customer sites and typically a more sophisticated customer with larger internal IT departments to handle the more mundane calls; and

•                  List price greater than $500,000 — full PACS solution across many sites, including data redundancy & back-up hardware purchases, usually a very knowledgeable IT staff, due to greater amount of list price attributed to hardware (and knowledgeable IT staff that is capable of handling most hardware issues), percentage of PCS decreases over 2% from prior range.

Next, we compiled data for each group above. It is our understanding that under the Bell-Shaped-Curve approach, VSOE of fair value is determined by evaluating the price paid for PCS sold independently of other elements. In evaluating whether prices are in an acceptable range and VSOE of fair value exists for each group of PCS renewal arrangements in recent periods, we compiled and evaluated renewal amounts charged to ensure that a subset approaching 80% of the entire population was within a +/- 15% range from the median of the entire population.

We concluded that we have VSOE of fair value for all ranges of PCS, except for the $50,000 - $99,000 and $250,000 - $499,999 list price range for Service Plus. As a result, in accounting for contracts entered into from June 1, 2005 (the date we acquired Cedara Software) through December 31, 2005 with a list price of software and hardware within these two ranges, we deferred the software and hardware contract elements and recognized revenue over the PCS (i.e., Warranty Plus) period, which is 12 months from the date of software and hardware shipment.

Please note that commencing January 1, 2006, we changed our Burlington contracting process. We now offer to all customers a substantive, stated renewal rate for PCS, which they may accept or decline at the time agreement for software and hardware is entered into.

8.               In addition to the above, clarify your statement on page 45 that VSOE of PCS does not exist for some contracts. Does this relate to contracts that contain PCS rates that fall outside of the acceptable range when applying the bell-shaped approach? Please explain.

This is correct. This statement relates to contracts that provide for PCS rates that fall outside of the acceptable range. As such, our response to comment 7 is also responsive to comment 8.

9.               It appears that you are reporting revenue gross, as it relates to sublicense revenue (sold on both an individual basis and a “usage” basis). Provide us with your analysis of why gross revenue presentation is appropriate under EITF 99-19. This analysis should clearly explain in detail why you satisfy each criterion by identifying the specific terms of your transactions and nature of relationship with your customers and suppliers.

We believe that there may be some confusion with the use of the term “sublicense.” We intended this statement to describe the manner in which our OEM or VAR customers provide software to their end-user customers. In other words, we enter into contracts with such OEM or VAR customers that allow them to sublicense our software (which is embedded in their hardware or software products) directly to their end-user customers. As a result, we do not believe that EITF 99-19 applies.

Note 2 — Acquisitions

10.         Provide us with your analysis that supports the identification of the Company as the acquiring company in the transaction with Cedara Software Group (“Cedara”). Your response should address each of the factors outlined in paragraph 17 of SFAS 141. Ensure your responses addresses how the Company reached this conclusion in light of the fact that Cedara appears to hold larger voting rights in comparison to the Company based on a fully-diluted basis (e.g., stock options, ExchangeCo Exchangeable Shares). In addition, consider the make-up of the board of directors and management. We may have further comment.

We respectfully request that you review our response to the Staff’s comment letters dated March 30, 2005 and April 19, 2005, and our additional response filing per our conversation with the Staff on April 22, 2005, RE: Merge Technologies Incorporated,

File No. 0-29486, submitted with the paper copy of this letter as Exhibit A. It is our understanding that our responses resolved similar comments to the satisfaction of the Staff.

11.         We note your disclosures relating to the acquisition of Cedara Software and that over eighty percent of the purchase price was allocated to goodwill. Tell us and disclose in future filings the factors that contributed to the purchase price resulting in goodwill. We refer you to paragraph 51 b of SFAS 141.

We respectfully request that you review our response to the Staff’s comment letter dated March 30, 2005, RE: Merge Technologies Incorporated, File No. 0-29486, which response is also included in Exhibit A hereto. It is our understanding that our response and additional information provided in the Proxy Statement, which information we also included in Note 2(a) to our financial statements in our 2005 Form 10-K, resolved a similar comment to the satisfaction of the Staff. To the extent that we continue to carry a significant amount of goodwill, we will expand our discussion of the factors that contributed to the purchase price resulting in goodwill in future filings.

12.         It appears from your disclosures that the Company acquired Cedara Software for its market leading technology and significant customer base. Considering this, explain why it is reasonable that less than seven percent of the $387 million purchase price was allocated to customer relationships and purchased and developed technologies. Further explain how the Company considered paragraph A14 of SFAS 141 in evaluating the intangible assets acquired and allocation to those intangibles.

We respectfully request that you review our response to the Staff’s comment letter dated April 19, 2005, RE: Merge Technologies Incorporated, File No. 0-29486, attached hereto as Exhibit A. It is our understanding that our response resolved a similar comment to the satisfaction of the Staff. In addition, it is our belief that the independent valuation specialists we used to assist us with the valuation of the acquired intangible assets considered the types of intangibles outlined in paragraph A14 of SFAS 141, including recognition of such items separate from goodwill. Please note that, in addition to the approximate $13.0 million of purchased and developed technologies, $12.5 million of customer relationships and $8.5 million of trade names discussed on page 73 of the Form 10-K, we also recorded approximately $1.5 million of customer order backlog (classified within other assets acquired).

13.       Tell us whether the Company had any pre-existing relationships with Cedara Software and if so, how you considered EITF 04-1 in accounting for those relationships.

Prior to our acquisition of Cedara Software, we did not have any existing relationships with that company.

In connection with this submission, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (414) 977-4000 if you have any questions regarding our responses.

Sincerely,

/s/ Steven M. Oreskovich

Steven M. Oreskovich, Chief Accounting Officer
for Merge Technologies Incorporated

cc:                                 Kenneth D. Rardin, Chief Executive Officer
Doug Newkirk, General Counsel